Exhibit 99.2

ASX ANNOUNCEMENT

31 May 2011

Genetic Technologies processes first BREVAGen™ patient sample

Successfully tests logistics, analytical, IT and billing systems

Moves closer to launch

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has received and processed its first BREVAGenTM clinical sample from a US patient.  This follows last month’s receipt of certification of its Australian laboratory under the US Clinical Laboratories Improvements Amendments (CLIA) (42 U.S.C. § 263a).

The sample was received by Phenogen Sciences, the Company’s new North American subsidiary, where the cheek swab sample was bar-coded and entered into the Laboratory Information Management System, before being priority shipped to Australia for processing.  Subsequently the results were made electronically accessible to the Company’s North Carolina offices for immediate distribution to the requesting physician.  All systems functioned as expected and no infrastructure hurdles remain to full market availability.

The results enabled the patient’s physician to better understand the personalized risk of non-familial breast cancer, allowing better management and prevention of disease.  The patient is one of an estimated 1.3 million new patients annually in the US who could benefit from such a test.

“64 percent of the target patient population will have their breast cancer risk re-classified as a result of using the BREVAGenTM test, providing a more personalized and actionable assessment.  Many women will have their peace of mind improved by being re-classified to a lower risk group while for others, they will be re-classified to a higher risk group, enabling decisions regarding increased surveillance or even cancer preventive therapy,” said Mr. Lewis Stuart, Phenogen Sciences President and General Manager.

Concurrently, Phenogen Sciences has now hired its initial sales team in preparation for the imminent launch of BREVAGenTM.  Now at their inaugural sales symposium, the sales team has been reviewing all available literature, technical details and benefits of the test.  This has involved Company experts, external medical faculty and key opinion leaders.  Speakers are part of a more extensive Key Opinion Leader network the company has been building over the last 12 months.  Located in leading oncology institutions, this network of practicing physicians and academics will be utilized to strongly position and support the launch of BREVAGenTM and build the Company’s sales.

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s buccal (cheek) swab to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer. The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, together with factors from a standard clinical assessment based on a patient’s family and personal history. These factors combine to give a clearer picture of an individual woman’s risk of developing breast cancer. The BREVAGen™ test may be especially useful for women at intermediate risk of developing breast cancer, including those who have undergone breast biopsies. The test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul D R MacLeman	Rudi Michelson (Australia)	Seth Lewis (USA)
Chief Executive Officer	Monsoon Communications	Trout Group Inc.
Genetic Technologies Limited	+61 3 9620 3333	+1 646 378 2952
Phone: +61 3 8412 7000

Genetic Technologies Limited ABN 17 009 212 328 • Website: www.gtglabs.com • Email: info@gtglabs.com

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040